Athlon Energy Inc.

420 Throckmorton Street, Suite 1200

Fort Worth, Texas 76102

(817) 984-8200

July 30, 2013

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:       Anne Nguyen Parker, Branch Chief

Re:                             Athlon Energy Inc.
Registration Statement on Form S-1
File No. 333-189109

Ladies and Gentlemen:

Athlon Energy Inc. (the “Company”) requests acceleration of the effective date of the above-captioned Registration Statement to 3:00 p.m., Washington, D.C. time, on August 1, 2013, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•                              should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ATHLON ENERGY INC.

		By:	/s/ Robert C. Reeves
Robert C. Reeves
President and Chief Executive Officer

cc:	Sean T. Wheeler (By Email)
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Sean.Wheeler@lw.com

Divakar Gupta (By Email)
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Divakar.Gupta@lw.com